# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coya Therapeutics, Inc., CIK 0001835022
CUSIP: 22407B108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5850 San Felipe St., Suite 500, Houston, Texas (TX), 77057
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002117529

## Reporting persons
- Dr. Reddy's Laboratories, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); sole voting power 2,272,727; shared voting power 0; sole dispositive power 2,272,727; shared dispositive power 0; aggregate amount beneficially owned 2,272,727 (9.7% of the class)
  Comment: Note to Row 11: Based upon 20,924,456 shares of Common Stock of the Issuer outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission (the "SEC") on November 12, 2025 and 2,522,727 shares of Common Stock of the Issuer issued and outstanding as of January 29, 2026, as reported in the Issuer's Form 8-K filed with the SEC on January 30, 2026.
- Dr. Reddy's Laboratories SA: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); sole voting power 2,272,727; shared voting power 0; sole dispositive power 2,272,727; shared dispositive power 0; aggregate amount beneficially owned 2,272,727 (9.7% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents shares directly held by Dr. Reddy's Laboratories, Inc., a wholly-owned subsidiary of Dr. Reddy's Laboratories SA. Dr. Reddy's Laboratories SA is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited. As a result, each of Dr. Reddy's Laboratories Limited and Dr. Reddy's Laboratories SA may each be deemed to beneficially own the shares held by Dr. Reddy's Laboratories Inc.
  
  Note to Row 11: Based upon 20,924,456 shares of Common Stock of the Issuer outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025 and 2,522,727 shares of Common Stock of the Issuer issued and outstanding as of January 29, 2026, as reported in the Issuer's Form 8-K filed with the SEC on January 30, 2026.
- Dr. Reddy's Laboratories Limited: type of reporting person: other (OO); citizenship or place of organization: India (K7); sole voting power 2,272,727; shared voting power 0; sole dispositive power 2,272,727; shared dispositive power 0; aggregate amount beneficially owned 2,272,727 (9.7% of the class)
  Comment: Note to Rows 5, 7 and 9: Represents shares directly held by Dr. Reddy's Laboratories, Inc., a wholly-owned subsidiary of Dr. Reddy's Laboratories SA. Dr. Reddy's Laboratories SA is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited. As a result, each of Dr. Reddy's Laboratories Limited and Dr. Reddy's Laboratories SA may each be deemed to beneficially own the shares held by Dr. Reddy's Laboratories Inc.
  
  Note to Row 11: Based upon 20,924,456 shares of Common Stock of the Issuer outstanding as of November 10, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025 and 2,522,727 shares of Common Stock of the Issuer issued and outstanding as of January 29, 2026, as reported in the Issuer's Form 8-K filed with the SEC on January 30, 2026.

## Item 1. Issuer
Name of issuer: Coya Therapeutics, Inc.
Address of issuer's principal executive offices: 5850 San Felipe St., Suite 500, Houston, TX 77057

## Item 2. Person Filing
Name of person filing:
Dr. Reddy's Laboratories, Inc.

Dr. Reddy's Laboratories SA

Dr. Reddy's Laboratories Limited
Address of principal business office or, if none, residence:
Dr. Reddy's Laboratories, Inc. - 600 College Road East, Suite 4000, Princeton, NJ 08540

Dr. Reddy's Laboratories SA - Grosspeter Tower Grosspeteranlage 294052 Basel, Switzerland

Dr. Reddy's Laboratories Limited - 8-2-337, Road No. 3, Banjara Hills Hyderabad, Telangana 500 034, India
Citizenship:
Dr. Reddy's Laboratories, Inc. - New Jersey

Dr. Reddy's Laboratories SA - Switzerland

Dr. Reddy's Laboratories Limited - Republic of India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Dr. Reddy's Laboratories, Inc. is the record owner of 2,272,727 shares of Common Stock of the Issuer. Dr. Reddy's Laboratories, Inc. is a wholly-owned subsidiary of Dr. Reddy's Laboratories SA and Dr. Reddy's Laboratories SA is a wholly-own subsidiary of Dr. Reddy's Laboratories Limited. Dr. Reddy's Laboratories Limited, Dr. Reddy's Laboratories SA and Dr. Reddy's Laboratories, Inc. may be deemed to beneficially own these securities.
Percent of class: 9.7%
Sole power to vote or to direct the vote:
Dr. Reddy's Laboratories, Inc. - 2,272,727

Dr. Reddy's Laboratories SA - 2,272,727

Dr. Reddy's Laboratories Limited - 2,272,727
Shared power to vote or to direct the vote:
Dr. Reddy's Laboratories, Inc. - None

Dr. Reddy's Laboratories SA - None

Dr. Reddy's Laboratories Limited - None
Sole power to dispose or to direct the disposition:
Dr. Reddy's Laboratories, Inc. - 2,272,727

Dr. Reddy's Laboratories SA - 2,272,727

Dr. Reddy's Laboratories Limited - 2,272,727
Shared power to dispose or to direct the disposition:
Dr. Reddy's Laboratories, Inc. - None

Dr. Reddy's Laboratories SA - None

Dr. Reddy's Laboratories Limited - None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dr. Reddy's Laboratories, Inc.: /s/ Stephen Peterson, Vice President, Head of Finance NAG (03/12/2026)
- Dr. Reddy's Laboratories SA: /s/ Sameer Natu, Senior Director - Finance (03/12/2026)
- Dr. Reddy's Laboratories Limited: /s/ K Randhir Singh, Company Secretary and Compliance Officer (03/12/2026)